THE **OTTO** LAW GROUP
A PROFESSIONAL LIMITED LIABILITY COMPANY



December 18, 2007

**VIA FEDERAL EXPRESS**

Susann Reilly, Attorney
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

**Re: Skillstorm Online Learning, Inc.**

Dear Ms. Reilly,

Submitted on behalf of Skillstorm Online Learning, Inc. (the "Company"), please find: 1) one original of the unmarked version of the Company's amended Regulation A offering statement (the "Offering Statement") with Exhibits, 2) two copies of the unmarked version of the Company's amended Offering Statement; 3) three marked copies of the Company's amended Offering Statement; 4) an unmarked copy of the previously filed amended Offering Statement with Exhibits; and 5) one original and two copies of this cover letter. Please note that no marked copy of the Exhibits is included because, aside from the legal opinion, there were no changes to the Exhibits from the previously filed 1-A.

Please note that the page numbers referenced in this letter refer to page numbers of the unmarked version of the Offering Statement with Exhibits, as the page numbers vary slightly on the marked version due to the addition of changes.

It is the intent of the Company that this letter will allow the reviewer(s) to supplement the marked changes on the amended document. The Company has also incorporated the amended financial statements into the Offering Circular, and the requested Exhibits in Part III, consistent with the Model A format.

Pursuant to the letter of November 30, 2007 from the SEC attached please note the following responses to the two comments.

Offering Price Factors

1. Please see the revised offering price factors on pages 25-26



Financial Statements

2. Please see revised financial statements beginning on page 53 and the revised language concerning the $200,000 convertible promissory note issued to Pegasus Advisory Group, Inc.

Please review this letter and the submissions as stated and advise whether comments will be closed or how we may further improve the disclosures of our client. You may contact Andrew Stolowitz or Todd VanSiclen at (206) 262-9545.

Very truly yours,

THE OTTO LAW GROUP, PLLC

The Otto Law Group PLLC